Exhibit 99.1

AMENDMENT NO. 2 TO MERGER AGREEMENT

This AMENDMENT NO. 2 TO MERGER AGREEMENT (the “Agreement”), dated as of August 2, 2022 (the “Signing Date”), by and among VIYI Algorithm Inc., a Cayman Islands exempted company (“VIYI” or the “Company”), Venus Acquisition Corporation, a Cayman Islands exempted company (“Venus” or the “Purchaser”), Venus Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”) and WiMi Hologram Cloud Inc., a Cayman Islands company and the legal and beneficial owner of a majority of the issued and outstanding voting securities of the Company (“Majority Shareholder”). The Company, Purchaser, Merger Sub and Majority Shareholder are sometimes collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the Parties have previously entered into that certain Merger Agreement dated as of June 10, 2021 (“Original Agreement”) and Amendment No. 1 to the Original Agreement dated as of January 24, 2022 (the “First Amendment” and together with the Original Agreement, the “Merger Agreement”), whereby, among other things, VIYI will merge with Venus Merger Sub and VIYI will survive the merger as a wholly-owned subsidiary of Venus and continue its business operations (the “Merger”);

WHEREAS, Venus has filed a combination Registration Statement and Proxy Statement on Form S-4 (SEC File No.: 333-257518) (“Registration Statement”) with the Securities and Exchange Commission (“SEC”) for the purpose of obtaining shareholder approval of the Merger and the other matters described therein; and

WHEREAS, the Parties now desire to amend certain terms, conditions and provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows.

1. Defined Terms. Terms not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

2. Section 4.8 (a) of the Merger Agreement is hereby amended and restated to read as follows:

Section 4.8 Financial Statements

(a) Section 4.8 of the Company Disclosure Schedule includes the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2019, 2020 and 2021, consisting of the audited balance sheets as of such dates (the “Company Balance Sheet”), the audited income statements for the twelve (12) month periods ended on such dates, and the audited cash flow statements for the twelve (12) month periods ended on such dates (collectively, the “Financial Statements”). The Section 4.8 of the Company Disclosure Schedule also includes quarterly review of the consolidated financial statements as of the periods ended March 31, 2022 and June 30, 2022, respectively.

3. Section 6.5 (a)(i) of the Merger Agreement is hereby amended and restated to read as follows:

Section 6.5 Proxy Statement and Requisite Approval

(a) Proxy Statement

(i) As promptly as reasonably practicable after the execution of this Agreement, the Purchaser Parties shall prepare, and Purchaser shall file with the SEC, a proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) relating to the Purchaser Shareholders’ Meeting to approve and adopt:

(A) the Business Combination (as defined in Purchaser’s Organizational Documents), this Agreement and the other Transaction Documents, the Merger and the other Transactions, (the “Business Combination Proposal”);

(B) the election of the directors of the Purchaser in accordance with Section 2.4 (the “Director Election Proposal”);

(C) approval for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(d), the issuance by Venus (a) of an aggregate of up to 1,485,149 Venus ordinary shares which may be issued to the Backstop Investor pursuant to the Backstop Agreement (as defined in the proxy statement) and (b) an aggregate of 39,603,961 Venus ordinary shares to the VIYI shareholders pursuant to the Merger Agreement;

(D) approval of amendments to increase the number of authorized ordinary shares to 200,000,000 ordinary shares (the “Share Increase Proposal”);

(E) approval by way of special resolution of amendments to Venus’ memorandum and articles of association to change of the name of the Purchaser to “MicroAlgo Inc.” (the “Name Change Proposal”);

(F) Approval by way of a special resolution of all other changes in connection with the amendment, restatement and replacement of Purchaser’s memorandum and articles of association including, among other things, (1) making the Purchaser’s corporate existence perpetual, and (2) removing certain provisions related to the Purchaser’s status as a blank check company that will no longer be applicable upon consummation of the Merger (the “Business Combination Proposal”); and

(G) adjournment of the Purchaser Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the “Adjournment Proposal”) (such proposals in (A), (B), (C), (D), (E), (F) and (G) collectively, the “Transaction Proposals”).

The Purchaser Parties shall use their commercially reasonable efforts to (1) cause the Proxy Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC; (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement; and (3) resolve all SEC comments on the Proxy Statement as promptly as practicable after such filing, and Purchaser and the Company shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified, or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of the Consideration Shares pursuant to the terms of the Merger Agreement. As promptly as practicable after all SEC comments on the Proxy Statement shall have been resolved, Purchaser shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as of the record date for the Purchaser’s Shareholders’ Meeting.

4. Section 9.2 of the Merger Agreement is hereby amended and restated to read as follows:

Section 9.2 Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in Article IV of the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (except for the representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(c) There shall have been no event, change or occurrence which has a Company Material Adverse Effect.

(d) The Purchaser Parties shall have received a certificate signed by the chief executive officer of the Company to the effect set forth in clauses (a) through (c) of this Section 9.2.

(e) The requisite vote of the shareholders of the Company approving the Merger Agreement, as amended hereby, and all transactions contemplated thereby, shall have been obtained.

5. Section 11.1 of the Merger Agreement is hereby amended and restated to read as follows:

Section 11.1 Termination without Default. In the event that the Closing of the transactions contemplated hereunder has not occurred by November 11, 2022 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 11.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at their or its sole option, to terminate this Agreement without liability to the other party. Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

6. Cooperation. The Parties shall cooperate in good faith to expeditiously amend the Proxy Statement as soon as possible to reflect the agreements and amendments to the Merger Agreement described and provided herein and to seek effectiveness from the SEC.

7. Effect of the Amendment. Each of the Parties represents that it has all necessary power and authority to enter into and perform the obligations of this Agreement and that there are no consents or approvals required to be obtained by such Party for such Party to enter into and perform its obligations under this Amendment that have not been obtained. This Agreement shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. Except as expressly and specifically amended hereby, all terms and provisions of the Merger Agreement are and shall remain in full force and effect, and all references to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement shall hereafter refer to the Merger Agreement as amended by this Agreement, and as it may hereafter be further amended or restated. Each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby.

8. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

9. Miscellaneous. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

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IN WITNESS WHEREOF, each of the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Purchaser	Venus Acquisition Corporation

By:
	Name:	Yanming Liu
	Title:	CEO

Merger Sub	Venus Merger Sub Corp.

By:
	Name:	Yanming Liu
	Title:	CEO

Company	VIYI Algorithm Inc.

By:
	Name:	Chengwei Yi
	Title:	CEO

Majority Shareholder	WiMi Hologram Cloud Inc.

By:
	Name:	Shuo Shi
	Title:	CEO

Signature Page

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